UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

MESA LABORATORIES, INC.

Colorado	84-0872291
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification number)

12100 West Sixth Avenue
Lakewood, Colorado	80228
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 987-8000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

●	☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section I          Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Mesa Laboratories, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://mesalabs.com/corporate/

Item 1.02 Exhibit

Mesa has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2          Exhibits

Item 2.01 Exhibit

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mesa Laboratories, Inc
By:	/s/ John Sullivan	Date: 30-May-2014
Name: John Sullivan
Title: Chief Executive Officer